UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42305

Springview Holdings Ltd

(Translation of registrant’s name into English)

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

On March 27, 2026, Springview Holdings Ltd (the “Company”) adopted an equity incentive plan (the “2026 Equity Incentive Plan”). The maximum aggregate number of class A ordinary shares authorized for issuance under the 2026 Equity Incentive Plan is 400,000. Attached as Exhibit 99.1 to this Form 6-K is the 2026 Equity Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description
10.1	2026 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Springview Holdings Ltd

Date: March 27, 2026	By:	/s/ Zhuo Wang
	Name:	Zhuo Wang
	Title:	Chief Executive Officer

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